Exhibit 99.1

Murano Global Investments to Ring NASDAQ Opening Bell in Celebration of Recent Public Listing and
Opening of Hyatt Vivid Grand Island Cancun

LONDON (April 4, 2024) – Murano Global Investments Plc. (NASDAQ: MRNO), a London-headquartered real estate company that owns, develops and invests in hotel, resort and commercial properties, announced today that it will ring the NASDAQ opening bell on Friday, April 5, 2024 in celebration of its recent public listing and the grand opening of its latest resort development, the Hyatt Vivid Grand Island in Cancun, Mexico. The grand opening marks the launch of Hyatt’s newest all-inclusive adults-only brand focused on creating a relaxed, no-pressure atmosphere in one of Mexico’s top tourist destinations.

“The opening of the Hyatt Vivid Grand Island marks our second major milestone in the last two weeks, following our public listing on the NASDAQ late last month,” said Elias Sacal, CEO of Murano. “The resort represents exactly the type of high-profile, premium-branded lifestyle resort that we intend to continue developing in key markets. Our strategic decision to list on the NASDAQ was driven by our ambitious strategic growth priorities, which we anticipate will be fueled by the enhanced access to capital markets that comes with being a U.S.-listed public company. Today, we believe that Murano is an attractive partner to global hospitality brands, and we look forward to adding to and advancing our promising development pipeline.”

The 400-suite Hyatt Vivid Grand Island offers a relaxing and engaging escape with an approachable atmosphere that caters to the next generation of all-inclusive travelers. The resort features modern suites ranging from 570 to over 3,000 square feet with a neutral color palette and pop of artistic detail such as handmade ceramics. It is home to six bars serving top-shelf and zero-proof beverage options for guests to enjoy, as well as 11 casual dining options including five à la carte restaurants and an all-day eatery featuring global cuisine, all touting healthy menu options and addressing an array of dietary concerns.

The Vivid brand prioritizes simple pleasures, offering a range of engaging activities and entertainment along with a variety of water features across three pools, including a multi-tiered pool deck replete with a swim-up bar, food truck and snack bar and the longest rooftop pool in Cancun, spanning 295 square feet featuring 360-degree breathtaking views. Guests also have access to the Ennea Beach Club, a private, boho-chic beach club including two pools, beachside snack bar and guest-only restaurant. The Vivid opening marks the first phase of development on this site, with Murano and Hyatt slated to open the Hyatt Dreams Grand Island later this year.

“It is our track record of successfully navigating Mexico’s nuanced real estate market and delivering high-quality hospitality product that gives leading brands the confidence to partner with us to advance their growth strategies,” said Marcos Sacal, COO of Murano. “In this case, Hyatt trusted us with the critical launch of a new brand, and we have been gratified to see the strong and growing early demand for this differentiated offering. While we are a newly public company, we have a long history of sourcing, financing and developing large-scale real estate projects on time and on budget. Our operating assets have strong revenue profiles, and with access to the public capital markets, we are well positioned to execute on our growth objectives and expand brand relationships on our current and future projects.”

About Murano Global Investments
Murano Global Investments Plc. (Nasdaq: MRNO) is a real estate company that owns, develops and invests in hotel, resort and commercial properties throughout Mexico. Over the last 20+ years, Murano’s experienced management team has deployed more than $2 billion in total capitalization for the acquisition, repositioning and development of transformational real estate projects. Murano’s portfolio includes the Hotel Andaz (operated by Hyatt) and Hotel Mondrian (operated by Accor) in Mexico City as well as luxury projects in Cancun, which includes the 1,016 room Grand Island I hotel project opening in April 2024 under Hyatt’s Vivid and Dreams brands, and a project in Baja. Murano’s portfolio positions the company to capitalize on the country’s strong travel and tourism fundamentals. With an established track record and vast network of industry and brand relationships, Murano is poised for sustained growth.  Management is led by Chief Executive Elias Sacal, Chief Operating Officer Marcos Sacal and Chief Financial Officer David Galan.  For more information, please visit: https://www.murano.com.mx/en/

Contacts

Investors
investors@murano.com.mx

Media
Jason Chudoba & Megan Kivlehan, ICR
Jason.Chudoba@icrinc.com
Megan.Kivlehan@icrinc.com